News Release
For Immediate release

Seattle, Washington - August 12, 2002 - L&L Financial Holdings Inc ("L&L"), a Nevada reporting company announced today that the Board of L&L has decided to upgrade its engagement of outside public accountant to accommodate growth. The Company also accepted the resignation of Moores Rowland International, a Hong Kong based accounting firm, who has voluntarily resign on August 9, 2002.

Mr. Dickson Lee, chairman & CEO of the Company said, "We are pleased to announce that the Board has decided to engage Epstein, Weber & Conover, PLC, an experienced US based CPA firm, to conduct the Company's statutory financial review and audit. It is my belief that retaining an experienced US CPA firm to review our records will be better for the Company."

L&L is an international financial company, being in operation since 1996. Its staff consists of sophisticated financial professionals, many of them are licensed CPAs, qualified from State of New York and State of Delaware. Presently, the Company's operating base is located in Hong Kong with presences in Seattle, New York and Shenzhen of China. Its chairman & CEO, Dickson Lee, CPA, is a judicial Member of the (SEC) Insider Dealing Tribunal of Hong Kong. Mr. Lee is also a recipient of the National Leadership Award of the National Republician Congressional Committee of the United States of America in 2002.

For additional information contact L&L Financial Holdings, Inc.(206)-443-1411 ask for Kylee Krida, assistant to the President.

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